UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                            made on December 4, 2012.


                            Under the Securities Exchange Act of 1934


                            Issuer-Rouse Properties, Inc.

                            Securities Class-common

                            CUSIP Number-779287101

                            Event  Requiring Filing -November, 2012

                            Filed pursuant to Rule 13d-1(b)

                            CUSIP  Number 779287101

                            Reporter- Horizon Kinetics LLC
                            Tax ID#45-0642972

                            Place of Organization-Delaware

                            Number of Shares-sole voting power-7,402,748
                            Sole dispositive power-7,402,748
                            Amount beneficially owned-7,402,748


                            Percent of Class represented by above-15.032%

                            Type of Reporting Person-HC

Name of Issuer-Rouse Properties, Inc.
Address of Issuer-1114 Avenue of the Americas, Suite 2800, New York,
N.Y. 10036

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-7,402,748
Percent of class-15.032%
sole voting power-7,402,748
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-7,402,748
shared power to dispose/direct the disposition-0

Reporter-Kinetics Asset Management LLC
Tax ID #13-3878346
Place of Organization-Delaware
Number of Shares-sole voting power-2,905,427.445
sole dispositive power-2,905,427.445
amount beneficially owned-2,905,427.445
percent of class represented by above-5.90% type of reporting person-IA

Name of Issuer-Rouse Properties, Inc.
Address of Issuer-1114 Avenue of the Americas, Suite 2800, New York,
 N.Y. 10036
Name of Person Filing-Kinetics Asset Management LLC
Address-470 Park Avenue South, 4th Floor South, NY, NY 10016
Citizenship-Delaware
Securities Class-common stock
Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii) (E)
Amount beneficially owned-2,905,427.445
percent of class 5.90%
sole voting power-2,905,427.445
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-2,905,427.445
shared power to dispose/direct the dispostion-0

Reporter-Horizon Asset Management LLC
Tax ID #13-3776334
Place of Organization-Delaware
Number of Shares-sole voting power-4,342,720.429
sole dispositive power-4,342,720.429
amount beneficially owned-4,342,720.429
percent of class represented by above-8.818% type of reporting person-IA

Name of Issuer-Rouse Properties, Inc.
Address of Issuer-1114 Avenue of the Americas, Suite 2800, New York,
 N.Y. 10036
Name of Person Filing-Horizon Asset Management LLC
Address-470 Park Avenue South, 4th Floor South, NY, NY 10016
Citizenship-Delaware
Securities Class-common stock
Filing res Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(11) (E)
Amount beneficially owned-4,342,720.429
percent of class-8.818%
sole voting power-4,342,720.429
share power to vote or direct the vote-0
sole power to dispose/direct the disposition-4,342,720.429
shared power to dispose/direct the disposition-0



Certification pursuant to Section 240.13d-1(b):
By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-December 4, 2012
Signature-Andrew M. Fishman
Title-Associate General Counsel

EXHIBIT A
This joint filing agreement dated December 4, 2012 is by and among Horizon Kinetics LLC, Kinetics Asset Management LLC, and Horizon Asset Management LLC
("the Filing Persons").
Each of the filing persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule G with respect to the common stock of Texas Pacific Land Trust beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1) (k) promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons hereby agree to file a single statement on Schedule G and any amendments thereto on behalf of each such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
This joint filing agreement may be terminated by any of filers upon one week's written notice or such lesser period of notice as the Filing Persons many mutually agree.

Horizon Kinetics LLC, Kinetics Asset Management LLC, and Horizon Asset Management LLC, by Andrew M. Fishman, Associate General Counsel of each.
December 4, 2012